FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MAY 19, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the First Quarter 2005
Summary
Group Review
SIGNATURE

Results for the First Quarter 2005

Highlights

•	Group revenues increase by 1.4% to EUR 1,003.5 million

•	Group operating income rises by 27.7 % to EUR 173.7 million

•	Consolidated net income increases by 63.6 % to EUR 115.7 million

•	Consolidated net debt declines by EUR 77.1 million to EUR 1,896.8 million compared to the end of December 2004

•	Continuing strong growth of ADSL net adds (60,300, +96.3%), wireline operating income doubled to EUR 43.9 million

•	Higher subscriber numbers and strong pick up of data services usage in all companies of the wireless segment

Note: All financial figures are based on U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

Summary

in EUR million	1Q 05	1Q 04	% change
Revenues	1,003.5	989.4	1.4%
Operating income	173.7	136.0	27.7%
Net income	115.7	70.7	63.6%
Adjusted EBITDA*	436.3	416.7	4.7%
Earnings per share (in EUR)	0.23	0.14	65.5%
Capital expenditures	119.2	71.0	67.9%

in EUR million	March 31, 2005	Dec. 31, 2004	% change
Net debt	1,896.8	1,973.9	-3.9%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense and minority interests. This equals operating income before depreciation, amortization and impairment charges.

Vienna, May 18, 2005 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first quarter 2005 ending March 31, 2005.

During the first quarter 2005 total group revenues increased by 1.4% to EUR 1,003.5 million.

Wireline revenues decreased slightly by 0.4% to EUR 533.1 million in 1Q 05, with results being supported by higher revenues from wholesale voice & Internet and rising ADSL lines. In the wireless business, the 2.5% increase in revenues to EUR 526.8 million was primarily driven by rising subscriber figures, a strong pick up in the data business and higher roaming revenues.

Operating income rose by 27.7% to EUR 173.7 million during 1Q 05. The rise of operating income in the wireline segment was 107.1% to EUR 43.9 million, mainly driven by lower operating expenses and decreasing depreciation and amortization charges. Operating income in the wireless segment grew by 7.5% to EUR 129.4 million primarily as a result of higher revenues.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 4.7% to EUR 436.3 million during 1Q 05, with a 2.6% increase in the wireline segment to EUR 219.0 million and a 3.8% increase in the wireless segment to EUR 216.9 million. The wireless segment benefited from a one-time gain from retirement of long-lived assets in the amount of EUR 13.1 million. This compares to a positive one-time effect (reversal of provision for universal service) in the amount of EUR 5.6 million in 1Q 04.

As a result of lower net interest and a decrease in the Austrian statutory tax rate to 25% as of January 1, 2005 consolidated net income of Telekom Austria rose by 63.6% to EUR 115.7 million. Earnings per share increased from EUR 0.14 to EUR 0.23.

As a consequence of higher wireline investments in broadband access and in the core network as well as additional wireless investments to upgrade the Austrian network with the EDGE technology, capital expenditures for tangible and intangible assets increased by 67.9% to EUR 119.2 million during 1Q 05.

Net debt continued to decline to EUR 1,896.8 million at the end of March 2005, compared to EUR 1,973.9 million at the end of December 2004 despite the payment of EUR 80.0 million as option price under the call option agreement concluded in December 2004 to purchase the Bulgarian mobile operator MobilTel AD.

The presentation for the conference call and the key figures of the Telekom Austria Group in Excel format (,,Key figures 1Q 2005“) are available on our website at www.telekom.at.

Results for the first half 2005 will be announced on August 24, 2005.

Contacts:

Investor Relations

Peter Zydek
Head of Investor Relations
Tel: +43 (0) 59059 1 19000
E-Mail: peter.zydek@telekom.at

Corporate Communications

Martin Bredl
Telekom Austria’s Company Spokesman
Tel: +43 (0) 59 059 1 11001
E-Mail: martin.bredl@telekom.at

2 | Telekom Austria Group: Results for the First Quarter 2005

Group Review

Revenues, adjusted EBITDA and operating income by business segment

Wireline

As a result of successful promotions following the comprehensive relaunch of the ADSL product portfolio in the prior quarter, ADSL net adds (+60,300) nearly doubled during 1Q 05 compared to the same period in 2004. The total number of ADSL lines (including 94,900 wholesale customers) reached 443,900 at the end of March 2005 (+ 52.1% compared to end of March 2004). At the end of December 2004, the number of ADSL customers totaled 383,600 (including wholesale: 85,200).

The decline in total voice minutes by 7.5% to 1.35 billion minutes was primarily due to fixed-to-mobile migration. The decline was also partially due to the early Easter holidays in March 2005, which fell in April in the prior year, resulting in a lower number of working days, which led to a decline in call volumes of business customers during 1Q 05. Including Internet dial-up minutes, total minutes decreased by 16.8% to 2.07 billion. This also reflects a stronger decline in dial-up minutes due to the accelerated growth in broadband connections.

TikTak packages totaled 1.5 million at the end of March 2005 (+ 17.1% compared to end of March in the prior year).

Successful customer retention led to an increase in voice market share to 55.0% at the end of March 2005 compared to 54.4% at year end 2004, and 52.9% at the end of March 2004. Market share including Internet dial-up increased to 55.8% compared to 55.2% at year-end 2004 and 54.3% at the end of March 2004. At the end of March 2005 the number of access lines fell by 3.7% to 2.88 million compared to the same period last year and by 1.0% compared to year-end 2004.

For the first time since the liberalization of the Austrian telecommunications market the overall average voice tariff increased by 2.7% to EUR 7.5 cents per minute during 1Q 05 compared to the same period last year. This was mainly the result of an improved call mix due to a lower share of local calls and a positive impact from the sale of bonus packages.

Total wireline revenues decreased slightly by 0.4% to EUR 533.1 million in 1Q 05. The slow down in the decline of revenues was primarily due to higher revenues from “Internet access & media” and “wholesale voice & Internet”.

The decline of “switched voice traffic” revenues slowed down to 2.8% in 1Q 05 (9.0% in 1Q 04), as the increase in average voice tariffs partially offset lower calling volumes. “Switched voice traffic” revenues in 1Q 05 amounted to EUR 101.6 million.

As a result of the decreasing number of access lines, revenues from “switched voice monthly rentals and other” fell by 3.6% to EUR 139.2 million in 1Q 05.

Revenues from “Internet access & media” rose by 13.3% to EUR 58.0 million. The increase was driven by the strong rise in ADSL subscribers.

The continuing decrease in revenues from payphones could not be completely offset by higher revenues from event-based premium rate services. As a result revenues from “payphones & value-added services” decreased by 3.1% to EUR 12.6 million in 1Q 05.

Note: Detailed operational figures of the wireline segment are shown in the appendix on page 15.

Wireline

in EUR million	1Q 05	1Q 04	% change
Revenues	533.1	535.2	-0.4%
Operating income	43.9	21.2	107.1%
Adjusted EBITDA*	219.0	213.4	2.6%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense and minority interests. This equals operating income before depreciation, amortization and impairment charges.

Telekom Austria Group: Results for the First Quarter 2005 | 3

“Data & IT solutions and wholesale data” revenues fell by 4.0% to EUR 102.8 million due to price declines for leased lines and the migration from classical data services to cheaper IP-based services.

“Wholesale voice & Internet” revenues increased by 6.9% to EUR 88.2 million mainly due to higher international transit volumes.

Due to a decline in equipment sales (fixed line phones) and directory service “other” revenues fell by 5.5% to EUR 30.7 million.

A substantial decrease in depreciation and amortization expenses (-8.9%) as well as lower personnel costs and other operating expenses led to an increase in wireline operating income by 107.1% to EUR 43.9 million. Apart from the decreasing headcount, personnel costs in 1Q 05 benefited from lower expenses related to the stock option programme, which fell from EUR 7.9 million in 1Q 04 to EUR 3.8 million in 1Q 05. The decline in other operating expenses was mainly due to a substantially lower net loss from retirement of long-lived assets, which fell from EUR 9.9 million in 1Q 04 to EUR 0.5 million in 1Q 05.

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 2.6% to EUR 219.0 million, resulting in an increase in the adjusted EBITDA margin from 39.9% in 1Q 04 to 41.1% in 1Q 05.

The number of customers at Czech On Line totalled 239,000 at the end of 1Q 05, compared to 247,100 at the end of December 04 and to 273,800 at the end of 1Q 04. The decline during 1Q 05 was mainly due to customer migration from dial-up towards ADSL and GSM-based access. Czech On Line managed to increase revenues by 9.8% to EUR 5.6 million. Higher Interconnection expenses and intensified marketing and sales efforts led to a decrease in operating income to EUR 0.2 million in 1Q 05 from EUR 1.3 million in 1Q 04. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) fell from EUR 1.8 million in 1Q 04 to EUR 0.8 million in 1Q 05.

Wireless

Total operating revenues in the wireless segment rose by 2.5% to EUR 526.8 million during 1Q 05, as a consequence of rising subscriber figures, higher usage of data services and roaming revenues, which more than offset lower equipment revenues.

Wireless operating income increased by 7.5% to EUR 129.4 million in 1Q 05 benefiting from a one-time total gain from retirement of long-lived assets in the amount of EUR 13.1 million (sale of UMTS frequency package and GSM equipment), compared to a loss of EUR 0.4 million in 1Q 04. This was mainly due to a one-time sale of a UMTS frequency package to T-Mobile Austria following regulatory requirements imposed in connection with the acquisition of 3G Mobile from Telefonica. The proceeds of the sale amounted to EUR 7.9 million, which are included in the wireless operating income under “other companies & eliminations” and not under mobilkom austria. Furthermore a positive one-time effect resulting from a net gain from retirement of long-lived assets in the amount of EUR 5.2 million, which was mainly due to GSM equipment sales in Austria, is included in the operating income of mobilkom austria. In comparison, the non-recurring positive effect on operating income of mobilkom austria in 1Q 2004 (reversal of provisions for universal service) was EUR 5.6 million. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 3.8% to EUR 216.9 million, resulting in an increase in the adjusted EBITDA margin from 40.7% in 1Q 04 to 41.2% in 1Q 05.

Note: Detailed operational figures of the wireless segment are shown in the appendix on page 16.

Wireless

in EUR million	1Q 05	1Q 04	% change
Revenues	526.8	514.1	2.5%
Operating income	129.4	120.4	7.5%
Adjusted EBITDA*	216.9	209.0	3.8%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense and minority interests. This equals operating income before depreciation, amortization and impairment charges.

4 | Telekom Austria Group: Results for the First Quarter 2005

The total number of subscribers in the wireless segment grew by 4.3% to 4.98 million by March 31, 2005 compared to the end of March 2004 and by 0.6% compared to end of December 2004.

mobilkom austria

In spite of intense competition, mobilkom austria managed to further increase its subscriber base during 1Q 2005. Net adds amounted to 22,100 during 1Q 05 (7,400 in 1Q 04), resulting in a subscriber figure of 3.3 million at the end of March 05. Market share fell slightly to 40.4% at the end of March 2005, compared to 41.0% at the end of December 2004 and 42.9% at the end of March 04, respectively. Mobile penetration in Austria reached 99.6% at the end of March 2005. The share of contract customers rose to 54.9% compared to 53.1% in 1Q 04. Despite the fact that mobile number portability was introduced in 4Q 04 the average quarterly churn rate decreased to 4.4% during 1Q 05 from 4.6% in 1Q 04 as a result of successful customer retention.

Data as a portion of traffic-related revenues reached 17.0% in 1Q 05, compared to 12.8% in 1Q 04. The increase was due to the rising number of UMTS handsets and Vodafone Mobile Connect Cards UMTS accompanied by increasing usage of data services such as Vodafone live!. In March 2005 more than 590.000 customers used Vodafone live! services. The number of charged SMS rose slightly to 134.5 million in 1Q 05 (+0.4%). In January 2005 mobilkom austria announced its plans to rollout an Austrian-wide 3G full-coverage network by mid-2005 based on a combination of EDGE and UMTS technology. At the end of March 2005, UMTS coverage amounted to 60% of the population. The Integration of EDGE into the UMTS network by summer 2005 will allow mobilkom austria to reach a combined coverage of 95%.

In spite of the ongoing price pressure, mobilkom austria managed to increase revenues slightly by 0.9% to EUR 424.1 million during 1Q 05. Higher subscriber numbers and traffic volumes allowed an increase in traffic and interconnection revenues. The strong winter tourism contributed to a further rise in roaming revenues. The average monthly revenue per user (ARPU) remained almost stable at EUR 35.5 (1Q 04: EUR 35.6 in) as the increase of data ARPU made up almost completely the decline in voice ARPU.

As demand responded with high elasticity to lower prices and the share of contract customers rose, the average monthly charged minutes of use per customer increased by 6.2% to 126.6 minutes during 1Q 05, compared to the same period last year.

Higher subsidies of UMTS handsets and the Vodafone Mobile Connect Card UMTS coupled with a rise in gross adds and a Christmas campaign prolonged into January, led to an increase in customer acquisition and retention costs. Subscriber acquisition costs (SAC) showed an increase of 61.4% to EUR 23.4 million and subscriber retention costs (SRC) rose by 70.0% to EUR 17.0 million. This led to a decline in operating income by 7.0% to EUR 104.9 million, with operating income before depreciation and amortization (adjusted EBITDA) decreasing by 5.0% to EUR 167.7 million during 1Q 05. The non-recurring positive effect (reversal of provision for universal service) of EUR 5.6 million on adjusted EBITDA in 1Q 04 almost equalled the one-time effect of EUR 5.2 million resulting from the net gain from retirement of long-lived assets in 1Q 05.

VIPnet

VIPnet in Croatia increased its subscriber numbers by 6.2 % to 1.32 million at the end of 1Q 05, compared to March 31, 2004. At the end of December 2004 the number of subscribers amounted to 1.31 million. The share of contract customers remained stable at 14.9% compared to 1Q 04. With a mobile penetration rate of 64.9% in Croatia at the end of March 2005, market share fell to 46.0% compared to 47.8% at the end of March 2004 and remained unchanged compared to the level at the end of December 04.

During 1Q 05 revenues rose by 11.0% to EUR 83.5 million. The increase was primarily driven by traffic revenues, which rose due to higher subscriber numbers and growing data revenues. Average ARPU rose by 1.6 % to EUR 19.0. A comparatively small increase in costs and lower depreciation expenses led to an increase in operating income by 73.2% to EUR 14.2 million during 1Q 05. Operating income before depreciation and amortization (adjusted EBITDA) rose by 19.4% to EUR 33.9 million. Adjusted EBITDA margin increased from 37.8% during 1Q 04 to 40.6% in 1Q 05.

Following the signing of the licence agreement in December 2004, VIPnet was the first Croatian mobile operator to commercially launch an UMTS network for its customers in January 2005.

Si.mobil

The subscriber figure at Si.mobil increased by 0.8% to 364,500 at the end of March 2005 compared to the end of March 2004 and by 0.3% compared to 363,300 at the end of December 2004. The share of contract customers improved to 43.2% at the end of 1Q 05 (41.7% at the end of 1Q 04). Market share was 23.3% at the end of 1Q 05, compared to 23.5% as of March 31, 2004, and remained unchanged compared to the level at year-end 2004. Slovenian mobile penetration rose to 78.9% at the end of March 2005.

Telekom Austria Group: Results for the First Quarter 2005 | 5

Revenues rose by 12.5% to EUR 21.6 million during 1Q 05 driven by higher equipment and interconnection revenues. The latter benefited from higher interconnection rates following the widening of asymmetry in December 2004. Asymmetrical interconnection rates are used to compensate market unbalances by allowing smaller operators to charge higher interconnection rates. Average ARPU remained stable at EUR 15.0 during 1Q 05 compared to the same period last year.

In spite of higher depreciation and amortization expenses (+8.9%) operating income of Si.mobil improved from EUR (0.3) million during 1Q 04 to EUR 1.9 million. Operating income before depreciation and amortization (adjusted EBITDA) rose by 61.9% to EUR 6.8 million. Si.mobil managed to increase its adjusted EBITDA margin from 21.9% to 31.5%.

Consolidated net profit

Net interest expenses for the Telekom Austria Group fell by 23.0% to EUR 26.5 million, due to continued reduction of net debt and lower average interest rates.

“Other income” fell from EUR 7.3 million during 1Q 04 to 5.3 million in 1Q 05. This was due to a one time gain from the sale of a minor participation in the wireless segment in 1Q 04.

The tax reform, which became effective as of January 1, 2005, led to a decline of the Austrian statutory tax rate from 34% to 25%. During 1Q 05 the effective tax rate was 24.2% (35.1% in 1Q 04), which was slightly lower than the Austrian statutory tax rate, due to tax credits and foreign income tax rate differentials.

Net income rose by 63.6% to EUR 115.7 million. Earnings per share increased from EUR 0.14 to EUR 0.23.

Capital expenditures

Total capital expenditures for tangible and intangible assets increased by 67.9% to EUR 119.2 million.

Capital Expenditures

in EUR million	1Q 05	1Q 04	% change
Wireline tangible	63.6	43.7	45.5%
Wireless tangible	55.4	26.3	110.6%

Tangible	119.0	70.0	70.0%

Intangible	0.2	1.0	-80.0%

Total	119.2	71.0	67.9%

As a consequence of higher investments in broadband access to support the strong increase in the ADSL subscriber base and in the core network wireline capital expenditures for tangible assets showed an increase of 45.5% to EUR 63.6 million during 1Q 05. The rise in capital expenditures in the core network was primarily due to investments of EUR 9.7 million required under the Austrian telecommunications interception ordinance to allow Austrian law enforcement agencies to standardize the data exchange. Mainly driven by the network upgrade for EDGE technology in Austria, capital expenditures for tangible assets in the wireless segment increased by 110.6% to EUR 55.4 million during 1Q 05 compared to the same period of the prior year.

Cash flow and net debt

The higher cash generated from operations in 1Q 05 compared to 1Q 04 was primarily due to a decrease in the change in working capital from EUR 197.5 million in 1Q 04 to EUR 128.6 million in 1Q 05.

Cash used in investing activities during 1Q 05 includes primarily capital expenditures and the payment of EUR 80.0 million as option price under the call option agreement concluded in December 2004 to purchase MobilTel AD, the leading Bulgarian wireless operator.

In January 2005 two bonds with a nominal value of EUR 500 million each were issued within the framework of the European Medium Term Note program (EMTN) in order to retain financial flexibility for future acquisitions. The bonds have maturities of 5 and 12 years and a coupon of 3.375% and 4.25%, respectively. As a result, financing activities generated a cash inflow of EUR 850.8 million in 1Q 2005.

The purchase of treasury stock during 1Q 05 amounted to EUR 14.8 million. More details about Telekom Austria’s share buy back programme are provided under “Other events”.

Cash flow and net debt

in EUR million	1Q 05	1Q 04	% change
Cash generated from operations	276.2	194.5	42.0%
Cash from (used in) investing activities	-194.5	-64.4	202.0%
Cash from (used in) financing activities	850.8	-254.2	—
Effect of exchange rate changes	0.3	-1.1	—

Net increase (decrease) in cash and cash equivalents	932.8	-125.2	—

in EUR million	March 31, 2005	Dec. 31, 2004	% change
Net debt	1,896.8	1,973.9	-3.9%

6  |  Telekom Austria Group: Results for the First Quarter 2005

In total, Telekom Austria’s net debt fell by EUR 77.1 million to EUR 1,896.8 million compared to year-end 2004, bringing the debt-to-equity ratio (net gearing) to 66.5%, compared to 72.0% as of December 31, 2004.

Net debt includes long-term debt, short-term borrowings, capital lease, cash and cash equivalents, marketable securities, financing short-term with related parties as well as financial instruments included in other assets in the amount of EUR 17.1 million. Short-term borrowings are reduced by the short-term portion of capital and cross-border lease obligations.

Personnel

At the end of March 05, headcount amounted to 13,261 compared to 13,307 at the end of December 04. As a consequence of the strong reduction during past years headcount is expected to show a substantially lower decline that will primarily result from attrition during the year 2005.

Other events

Telekom Austria acquired 1,006,801 of its shares at an average purchase price of EUR 14.78 in 1Q 2005. As of March 31, 2005 Telekom Austria held 7,262,495 treasury shares, which were acquired at an average purchase price of EUR 10.77, reducing shareholders’ equity by EUR 78.2 million. The EPS target value for the first tranche of the stock option program determined in 2004 was reached. Holders may exercise the options beginning April 20, 2005 during a period of about three years. A compensation expense amounting to EUR 4.5 million was already included in the financial statements for the year 2004. In the first quarter 2005 an additional compensation expense amounting to EUR 4.4 million was recorded.

On January 19, 2005 2,858,460 options from the second tranche of the stock option program were granted to the eligible employees. These options may be exercised either by cash payment or delivery of shares at the discretion of the company, whereby an option includes the right to purchase one share. The exercise price is EUR 13.98. The option may only be exercised if the EPS target value determined by the Supervisory Board has been reached. Options have a life of about three years and a vesting period of approximately 14 months. The compensation expense of the second tranche of stock options in 1Q 2005 amounted to EUR 1.5 million.

Outlook for the business year 2005

The results of the first quarter support the outlook for the business year 2005 as announced with the publication of the full year 2004 results.

For the financial year 2005 Telekom Austria Group expects at least a flat development of revenues and adjusted EBITDA, with growth in the wireless segment compensating for the decline in the wireline segment. Operating income is expected to grow further due to the continued decline in depreciation and amortization. Given the lower tax rate as a result of the tax reform and a decline in interest expense, net income is expected to rise by approximately 25%.

Capital expenditures for tangible assets in 2005 will increase temporarily by slightly more than 10% due to continuing investments in the EDGE infrastructure in Austria and the UMTS network in Croatia as well as due to additional investments required to make under the Austria telecommunications interception ordinance in the wireline segment and to support an increase of the ADSL subscriber base.

However, this increase will have only a marginal impact on the amount of cash flow generated.

The plan to increase the pay-out ratio to 65% for the financial year 2005 reflects the management’s expectation of the sustained profitability and strong cash flow generation of the Telekom Austria Group and the commitment by the management to increase shareholder returns. The current buyback program runs until December 2, 2005 and an extension will be requested at the next AGM on May 25, 2005. The execution of the buyback program will be balanced with further expansion steps.

Personnel

	End of period			Average of period
(Full-time equivalents)	March 31, 2005	March 31, 2004	change	1Q 2005	1Q 2004	change
Wireline	9,639	10,252	-613	9,653	10,252	-599
Wireless	3,622	3,668	-46	3,616	3,668	-52

Total	13,261	13,920	-659	13,269	13,920	-651

Telekom Austria Group: Results for the First Quarter 2005  |  7

The operational outlook does not take into account the effects that would result from a possible first-time consolidation of MobilTel. This acquisition would lead, at least temporarily, to an increase in net debt. However, cash flow from operations would be considerably higher than the combined cash flows for capital expenditures, the dividend payment and the planned continuation of the share buyback program.

In the wireline segment the migration of voice volumes to mobile networks will continue. The broadband business will be strengthened with new content-related offers, but it will still fail to fully compensate for the decline in other areas. The expected decline in revenues and adjusted EBITDA can also be explained by the one-off effects of a temporary increase in the international wholesale business and the invoicing of costs in connection with the provision of universal services reported in 2004 in the wholesale business. However, a sustained decline in depreciation and amortization expenses should allow a continued growth of operating income.

8  |  Telekom Austria Group: Results for the First Quarter 2005

At the end of 1Q 2005 there are still no signs of consolidation in the Austrian mobile communications market. This makes a continued price war likely. Against this background, mobilkom austria will focus even more strongly on marketing an unrivalled portfolio of data services developed in co-operation with Vodafone. Nevertheless, the expected increase in revenues, adjusted EBITDA and operating income will largely be attributable to foreign operations. In this regard the forthcoming market entry of a third operator in Croatia in 3Q is also expected to lead to a slowdown in growth.

Disclaimer: This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Telekom Austria Group: Results for the First Quarter 2005  |  9

TELEKOM AUSTRIA AG
Consolidated Balance Sheets
(in EUR millions)

	March 31,	December 31,
	2005	2004
	unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	1,221.0	288.2
Short-term investments	24.1	10.5
Accounts receivable-trade, net of allowances of EUR 73.8 and EUR 73.5 as of March 31, 2005 and December 31, 2004	402.3	408.8
Accounts receivable sold, net of allowances of EUR 23.1 und EUR 21.2 as of March 31, 2005 and December 31, 2004	158.7	173.4
Receivables due from related parties	0.3	0.1
Inventories	86.4	83.1
Deferred tax assets	42.3	59.9
Prepaid expenses	122.3	100.2
Taxes receivable	1.5	3.7
Assets held for sale	2.7	2.7
Other current assets	227.4	143.3
Total Current Assets	2,289.0	1,273.9

Property, plant and equipment, net	3,765.4	3,888.7
Goodwill	598.8	596.6
Other intangible assets, net	650.4	667.3
Investments in affiliates	3.8	3.6
Other investments	140.5	133.2
Deferred tax assets	19.3	19.4
Other assets	636.2	659.8

TOTAL ASSETS	8,103.4	7,242.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	697.9	751.1
Accounts payable — trade	378.2	534.5
Accrued liabilities	198.1	194.3
Payables to related parties	17.4	22.9
Deferred income	174.2	169.0
Income taxes payable	25.0	18.0
Other current liabilities	211.0	182.3
Total Current Liabilities	1,701.8	1,872.1

Long-term debt, net of current portion	2,581.1	1,647.2
Lease obligations, net of current portion	740.7	761.1
Employee benefit obligations	111.0	110.0
Other liabilities and deferred income	118.4	110.5
Stockholders’ equity
Share capital, no par value shares, 560,000,000 authorized (2004: 560,000,000), 500,000,000 issued (2004: 500,000,000), 492,737,505 outstanding (2004: 493,744,306)	1,090.5	1,090.5
Treasury shares	-78.2	-63.4
Additional paid in capital	453.6	458.1
Retained earnings	1,382.2	1,266.6
Accumulated other comprehensive gain/(loss)	2.3	-10.2
Total Stockholders’ Equity	2,850.4	2,741.6

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,103.4	7,242.5

10  |  Telekom Austria Group: Results for the First Quarter 2005

TELEKOM AUSTRIA AG
Consolidated Statements of Operations
(in EUR millions, except per share information)

			1Q 2005	1Q 2004
			unaudited	unaudited
Operating revenues	a	)	1,003.5	989.4

Operating expenses	b	)
Materials			-68.5	-66.5
Employee costs, including benefits and taxes			-171.6	-174.2
Depreciation and amortization			-262.5	-280.5
Impairment charges			0.0	-0.2
Other operating expenses			-327.2	-332.0

Operating income			173.7	136.0
Other income (expense)
Interest income	c	)	21.0	18.4
Interest expense	d	)	-47.5	-52.8
Equity in earnings of affiliates			0.2	0.2
Other, net			5.3	7.3

Income before income taxes and minority interests			152.7	109.1

Income tax expense			-37.0	-38.3
Minority interests			0.0	-0.1

Net income			115.7	70.7

Basic and fully diluted earnings per share			0.23	0.14
Weighted-average number of ordinary shares in issue			493,681,732	498,951,757

a) includes revenues from related parties of			15.3	21.0
b) includes operating expenses from related parties of			25.0	26.9
c) includes interest income from related parties of			0.0	0.0
d) includes interest expense from related parties of			0.0	0.0

Telekom Austria Group: Results for the First Quarter 2005  |  11

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows
(in EUR million)

	1Q 2005	1Q 2004
	unaudited	unaudited
Cash generated from operations
Net Income	115.7	70.7
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	262.5	280.7
Employee benefit obligation — non cash	3.3	1.1
Allowance for doubtful accounts	6.3	4.7
Change in deferred taxes	26.8	27.6
Equity in earnings of affiliates less than (in excess of) dividends received	-0.2	-0.2
Stock compensation	5.9	0.2
Asset retirement obligation — accretion expense	0.8	0.3
Settlement of asset retirement obligation	-0.3	0.0
Gain on sale of investments	-3.4	-3.3
(Loss)/gain on disposal/retirement of equipment	-12.6	10.3
Other	0.0	-0.1

	289.1	321.3
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	14.9	82.4
Due from related parties	-0.2	0.5
Inventories	-3.3	-11.3
Prepaid expenses and other assets	-12.6	-16.0
Accounts payable — trade	-152.3	-212.1
Employee benefit obligation	-2.3	-28.9
Accrued liabilities	10.8	-7.9
Due to related parties	-5.5	-11.0
Other liabilities and deferred income	21.9	6.8
	-128.6	-197.5

	276.2	194.5

Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-119.2	-71.0
Acquisitions and investments, net of cash acquired	0.0	-0.2
Purchase of call option to acquire equity of target company	-80.0	0.0
Proceeds from sale of equipment	14.6	1.0
Purchase of investments — short-term	-22.0	-7.4
Purchase of investments — long-term	-0.7	0.0
Proceeds from sale of investments — short-term	12.1	9.0
Proceeds from sale of investments — long-term	0.7	4.2

Cash used in investing activities	-194.5	-64.4

Cash from (used in) financing activities
Proceeds from issuance of long-term debt and bonds	989.0	0.0
Principal payments on long-term debt	-161.7	-275.8
Changes in short-term bank borrowings	38.4	50.8
Purchase of treasury stock	-14.9	-29.9
Proceeds from sale of treasury shares	0.0	0.7

Cash generated from (used in) financing activities	850.8	-254.2

Effect of exchange rate changes	0.3	-1.1

Net increase (decrease) in cash and cash equivalents	932.8	-125.2

Cash and cash equivalents at beginning of period	288.2	201.9
Cash and cash equivalents at end of period	1,221.0	76.7

12  |  Telekom Austria Group: Results for the First Quarter 2005

TELEKOM AUSTRIA AG
Unaudited Consolidated Statement of Changes in Stockholders’ Equity

	Common stock		Treasury stock				Accumulated
					Additional		other	Total
	Number of		Number of		paid in	Retained	comprehensive	stockholders’
(in EUR millions, except share information)	shares	Par value	shares	at cost	capital	earnings	income (loss)	equity
Balance December 31, 2004	500,000,000	1,090.5	-6,255,694	-63.4	458.1	1,266.5	-10.2	2,741.5
Comprehensive income
Net income						115.7		115.7
Net unrealized gains on securities, net of EUR 0.0 deferred income tax							0.1	0.1
Foreign currency translation adjustment							11.3	11.3
Unrealized net gain on hedging activities, net of EUR -0.4 deferred income tax							1.1	1.1
Total comprehensive income								128.2
Modification of stock option plan					-4.5			-4.5
Purchase of treasury shares			-1,006,801	-14.8				-14.8

Balance March 31, 2004	500,000,000	1,090.5	-7,262,495	-78.2	453.6	1,382.2	2.3	2,850.4

Net Debt

(in EUR millions)	March 31, 2005	Dec. 31, 2004
Long-term debt	2,581.1	1,647.2
Short-term debt	697.9	751.1
- Short-term portion of capital and cross border lease	-106.7	-95.3
+ Capital lease obligations	1.4	1.6
Cash and cash equivalents, short-term and long term investments	-1,259.8	-312.9
Financial instruments, included in other assets and other current assets	-17.1	-17.8
Net debt	1,896.8	1,973.9

Net debt/equity	66.5%	72.0%

Reconciliation from Adjusted EBITDA to Net Income

	1Q 2005	1Q 2004
(in EUR millions)	unaudited	unaudited
Adjusted EBITDA (excluding impairment charges)	436.3	416.7
Impairment charges	0.0	-0.2
Consolidated adjusted EBITDA (including impairment charges)	436.3	416.5
Depreciation and amortization	-262.5	-280.5
Interest income	21.0	18.4
Interest expense	-47.5	-52.8
Equity in earnings of affiliates	0.2	0.2
Other, net	5.2	7.3

Income before taxes and minority interests	152.7	109.1
Income tax expense	-37.0	-38.3
Minority interests	0.0	-0.1

Net income	115.7	70.7

Telekom Austria Group: Results for the First Quarter 2005 | 13

Operating Results by Business Segment

(in EUR million)	1Q 05	1Q 04	% change
Revenues
Wireline	533.1	535.2	-0.4%
Wireless	526.8	514.1	2.5%
Other & eliminations	-56.4	-59.9	5.8%

Totals revenues	1,003.5	989.4	1.4%

Operating income
Wireline	43.9	21.2	107.1%
Wireless	129.4	120.4	7.5%
Other & eliminations	0.4	-5.6	—

Consolidated operating income	173.7	136.0	27.7%

Adjusted EBITDA*
Wireline	219.0	213.4	2.6%
Wireless	216.9	209.0	3.8%
Other & eliminations	0.4	-5.7	—

Consolidated adjusted EBITDA*	436.3	416.7	4.7%

Capital Expenditures

in EUR million	1Q 05	1Q 04	% change
Wireline tangible	63.6	43.7	45.5%
Wireless tangible	55.4	26.3	110.6%
Tangible	119.0	70.0	70.0%
Intangible	0.2	1.0	-80.0%

Total	119.2	71.0	67.9%

Employees

(Full-time equivalents — end of period)	March 31, 2005	March 31, 2004	change
Wireline	9,639	10,252	-613
Wireless	3,622	3,668	-46

Total	13,261	13,920	-659

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense and minority interests. This equals operating income before depreciation, amortization and impairment charges.

14  |  Telekom Austria Group: Results for the First Quarter 2005

Operational Data Wireline

Lines and channels (in ’000):	March 31, 2005	March 31, 2004	% change
PSTN access lines	2,431.2	2,528.4	-3.8%
Basic ISDN access lines	437.1	448.9	-2.6%
Multi ISDN access lines	7.6	7.8	-3.2%

Total access lines	2,875.9	2,985.1	-3.7%

Total access channels	3,531.9	3,660.2	-3.5%

ADSL retail access lines	349.0	227.7	53.3%
ADSL wholesale access lines	94.9	64.1	48.0%

Total ADSL access lines	443.9	291.8	52.1%

Traffic minutes (in millions of minutes) during the period:	1Q 05	1Q 04	% change
National	1,029	1,124	-8.5%
Fixed-to-mobile	207	214	-3.4%
International	115	122	-5.9%

Total voice minutes	1,351	1,461	-7.5%

Internet dial up	715	1,021	-29.9%

Total wireline minutes	2,066	2,482	-16.8%

Total voice market share	55.0%	52.9%
Total market share (incl. Internet dial up)	55.8%	54.3%
Total average voice telephony tariff (EUR/min.)	0.075	0.073	2.7%
Total average Internet dial-up tariff (EUR/min.)	0.016	0.016	2.5%

	March 31, 2005	March 31, 2004	% change
Internet subscribers in Austria (’in 000)	1,240.7	1,067.8	16.2%
Czech On Line customers (’in 000)	239.0	273.8	-12.7%

Wireline operating revenues (in EUR million)	1Q 05	1Q 04	% change
Switched voice traffic revenues	101.6	104.5	-2.8%
Switched voice monthly rental & other voice telephony revenues	139.2	144.4	-3.6%
Internet access & media	58.0	51.2	13.3%
Payphones & value added services	12.6	13.0	-3.1%
Data & IT-solutions including wholesale	102.8	107.1	-4.0%
Wholesale voice telephony & Internet	88.2	82.5	6.9%
Other	30.7	32.5	-5.5%

Total wireline operating revenues	533.1	535.2	-0.4%

Telekom Austria Group: Results for the First Quarter 2005 | 15

Operational Data Wireless

Wireless segment (EUR million)	1Q 05	1Q 04	% change
Revenues	526.8	514.1	2.5%
Operating income	129.4	120.4	7.5%
Adjusted EBITDA*	216.9	209.0	3.8%

	March 31, 2005	March 31, 2004	% change
Subscribers (’000)	4,980.5	4,775.0	4.3%
Data as a portion of traffic-related revenues	19.0%	15.4%

mobilkom austria (EUR million)	1Q 05	1Q 04	% change
Revenues	424.1	420.3	0.9%
Operating income	104.9	112.8	-7.0%
Adjusted EBITDA*	167.7	176.6	-5.0%
Monthly ARPU (EUR)	35.5	35.6	-0.3%
Data as a portion of traffic-related revenues	17.0%	12.8%
Subscriber acquisition cost (SAC)	23.4	14.5	61.4%
Subscriber retention cost (SRC)	17.0	10.0	70.0%
Churn (3 months)	4.4%	4.6%
Monthly MOU charged/ø subscriber	126.6	119.2	6.2%

	March 31, 2005	March 31, 2004	% change
Subscribers (’000)	3,295.7	3,170.6	3.9%
Contract share	54.9%	53.1%
Market share	40.4%	42.9%
Market penetration	99.6%	90.7%

VIPnet (EUR million)	1Q 05	1Q 04	% change
Revenues	83.5	75.2	11.0%
Operating income	14.2	8.2	73.2%
Adjusted EBITDA*	33.9	28.4	19.4%
Monthly ARPU (EUR)	19.0	18.7	1.6%

	March 31, 2005	March 31, 2004	% change
Subscribers (’000)	1,316.8	1,239.9	6.2%
Contract share	14.9%	14.9%
Market share	46.0%	47.8%
Market penetration	64.9%	58.9%

Si.mobil (EUR million)	1Q 05	1Q 04	% change
Revenues	21.6	19.2	12.5%
Operating income	1.9	-0.3	—
Adjusted EBITDA*	6.8	4.2	61.9%
Monthly ARPU (EUR)	15.0	15.0	—

	March 31, 2005	March 31, 2004	% change
Subscribers (’000)	364.5	361.7	0.8%
Contract share	43.2%	41.7%
Market share	23.3%	23.5%
Market penetration	78.9%	78.0%

mobilkom [liechtenstein] (EUR million)	1Q 05	1Q 04	% change
Revenues	2.3	3.6	-36.1%
Operating income	0.6	0.6	—
Adjusted EBITDA*	0.7	0.7	—

	March 31, 2005	March 31, 2004	% change
Subscribers (’000)	3.5	2.8	25.0%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense and minority interests. This equals operating income before depreciation, amortization and impairment charges.

16  |  Telekom Austria Group: Results for the First Quarter 2005

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: May 19, 2005